04010615

BTRsec/RLS Admin/Letters/2004/0022

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

RECEIVED MAR 15 2004

5 March 2004

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed five notifications released to the London Stock Exchange concerning

(a) 4 notifications of interests of Directors and Connected Persons
(b) Result of Tender Offer

Yours faithfully,

PROCESSED
MAR 17 2004
THOMSON FINANCIAL

John R W Clayton
Company Secretary

Copy to: Mr S Ahmad
Mr M Downing

dlw 3/17

Invensys plc Carlisle Place London SW1P 1BX United Kingdom
Telephone +44 (0)20 7834 3848 Facsimile +44 (0)20 7834 3879 www.invensys.com

This Email News Alert service is brought to you by Invensys

RNS Number:2011W
Invensys PLC
05 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Richard Haythornthwaite

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Smith & Williamson Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Acquisition of shares following the Company's Placing and Open Offer

7. Number of shares / amount of stock acquired

156,250

8. Percentage of issued class

0.0027%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary shares of 1p each

12. Price per share

21.5p

13. Date of transaction

5 March 2004

14. Date company informed

5 March 2004

15. Total holding following this notification

406,250

16. Total percentage holding of issued class following this notification

0.007%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at time of exercise

22. Total number of shares or debentures over which options held following this
notification

23. Any additional information

24. Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing & Communications
020 78213539

25. Name and signature of authorised company official responsible for making
this notification

Jaime Tham, Assistant Secretary

Date of Notification

5 March 2004

END

RDSSSUFDISLSESD

"emailalert@hemscott.co.uk" <emailalert
05/03/2004 14:38
To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys

RNS Number:2012W
Invensys PLC
05 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Larry Farmer

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's
spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them (if notified)

Larry Farmer

5. Please state whether notification relates to a person(s) connected with the
director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please
indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition of shares following the Company's Placing and Open Offer

7. Number of shares / amount of stock acquired

1,250

8. Percentage of issued class

0.00002%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary shares of 1p each

12. Price per share

21.5p

13. Date of transaction

5 March 2004

14. Date company informed

5 March 2004

15. Total holding following this notification

3,250

16. Total percentage holding of issued class following this notification

0.00006%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at time of exercise

22. Total number of shares or debentures over which options held following this
notification

23. Any additional information

24. Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing & Communications
020 78213539

25. Name and signature of authorised company official responsible for making
this notification

Jaime Tham, Assistant Secretary

Date of Notification

5 March 2004

END

RDSSSDFDISLSEFD

"emailalert@hemscott.co.uk" <emailalert
05/03/2004 14:38

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys

RNS Number:2013W
Invensys PLC
05 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Invensys plc

2. Name of director

Simon Robertson

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's
spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them (if notified)

Simon Robertson

5. Please state whether notification relates to a person(s) connected with the
director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please
indicate whether general/single co PEP and if discretionary/non
discretionary

Acquisition of shares following the Company's Placing and Open Offer

7. Number of shares / amount of stock acquired

1,353

8. Percentage of issued class

0.000024%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security

Ordinary shares of 1p each

12. Price per share

21.5p

13. Date of transaction

5 March 2004

14. Date company informed

5 March 2004

15. Total holding following this notification

3,518

16. Total percentage holding of issued class following this notification

0.00006%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at time of exercise

22. Total number of shares or debentures over which options held following this
notification

23. Any additional information

24. Name of contact and telephone number for queries

Victoria Scarth, Senior Vice President, Group Marketing & Communications
020 78213539

25. Name and signature of authorised company official responsible for making this notification

Jaime Tham, Assistant Secretary

Date of Notification

5 March 2004

END

RDSSSAFDISLSEFD

"emailalert@hemscott.co.uk" <emailalert
05/03/2004 14:38

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Shareholding

This Email News Alert service is brought to you by Invensys

RNS Number:2016W
Invensys PLC
05 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company
Invensys plc

2. Name of director
Andrew Macfarlane

3. Please state whether notification indicates that it is in respect of holding
of the shareholder named in 2 above or in respect of a non-beneficial interest
or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of
shares held by each of them (if notified)
HSDL Nominees Limited

5. Please state whether notification relates to a person(s) connected with the
director named in 2 above and identify the connected person(s)
No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary
Acquisition of shares following the Company's Placing and Open Offer

7. Number of shares / amount of stock acquired
4,687

8. Percentage of issued class
0.00008%

9. Number of shares/amount of stock disposed

10. Percentage of issued class

11. Class of security
Ordinary shares of 1p each

12. Price per share

21.5p

13. Date of transaction
5 March 2004

14. Date company informed

5 March 2004

15. Total holding following this notification
12,187

16. Total percentage holding of issued class following this notification
0.0002%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be
fixed at time of exercise

22. Total number of shares or debentures over which options held following this
notification

23. Any additional information

24. Name of contact and telephone number for queries
Victoria Scarth, Senior Vice President, Group Marketing & Communications
020 78213539

25. Name and signature of authorised company official responsible for making
this notification
Jaime Tham, Assistant Secretary

Date of Notification
5 March 2004

END

RDSSSDFDISLSEED

"emailalert@hemscott.co.uk" <emailalert
05/03/2004 16:38

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Result of Tender Offer

This Email News Alert service is brought to you by Invensys

RNS Number:2176W
Invensys PLC
05 March 2004

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES OR ITALY
ACCEPTANCE NOTICE
in connection with the tender offer (the "Tender Offer") announced on 16 February 2004 for
Euro500,000,000 Euro Medium Term Notes due 1 April 2005 (the "Notes")
issued by
INVENSYS PLC
(a public company incorporated in England and Wales with limited liability under
registered number 166023)
ISIN: XS0109640671

NOTICE IS HEREBY GIVEN to the holders of Notes who tendered Notes pursuant to the Tender Offer that, except for tenders of Notes that have been revoked or cancelled by or with the agreement of Invensys plc, all such tenders are accepted for purchase. The aggregate amount of the Notes accepted for purchase under the Tender Offer is Euro452,105,000. Settlement will occur on 8 March 2004.
This Notice is given by Invensys PLC

Carlisle Place
London SW1P 1BX
5 March 2004
LB887749

END
RTEILFSEVTIEIIS